Filed by Inpixon

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: XTI Aircraft Company

Inpixon Commission File No.: 333-273964

Date: November 14, 2023

This filing relates to the proposed merger transaction between Inpixon (“Inpixon” or the “Company”) and XTI Aircraft Company (“XTI” and such proposed merger transaction, the “Proposed XTI Transaction”).

The following is an excerpt of the script of the third quarter 2023 business update investor webcast conducted by Inpixon that was held on November 14, 2023 at 4:30 PM ET and made available on Inpixon’s website at www.inpixon.com. The excerpt of the script includes certain discussion of the Proposed XTI Transaction that occurred during the call. While every effort has been made to provide an accurate script, there may be typographical mistakes, errors, omissions or inaccuracies in the script. Inpixon believes that none of these are material.

Nadir Ali – Chief Executive Officer and Director, Inpixon

Good afternoon everyone, and thank you for joining our business update presentation.

We believe this is a transformational year for Inpixon, and I’m excited to be here with you today to discuss the future of Inpixon and our efforts to maximize shareholder value. While we will spend the majority of our time today introducing you to Damon Motors, I’d like to start by providing a quick overview of our progress on the two recently announced transactions which follow on our earlier strategic transaction with CXApp and KINS which closed in March of this year.

Specifically, we have entered into two independent definitive merger agreements with transportation innovators, XTI Aircraft and Damon Motors.

As announced on July 25th, we entered into a definitive merger agreement with XTI Aircraft. In connection with this transaction, which is subject to certain closing conditions, Inpixon will be renamed XTI Aerospace and will trade under the new ticker symbol XTIA. XTI is developing the TriFan 600 fixed-wing vertical lift crossover airplane, or, VLCA. The combined company will be focused on continuing the development of the TriFan 600 and will also continue offering Inpixon’s real-time location system technologies.

[…]

Upon completion of the XTI merger, Inpixon will be renamed XTI Aerospace and will continue to trade on Nasdaq under the new ticker symbol XTIA, and will be led by a new senior management team and a new board of directors. XTI Aerospace will be focused primarily on continuing the development of the TriFan 600, a potential disruptor within the aviation industry, while also continuing to offer our RTLS technologies to support a wide array of industries, including aviation.

We believe the TriFan 600, when commercially developed, can bridge a gap in the aviation market, combining the speed, comfort and range of a fixed-wing airplane with the point-to-point convenience of a helicopter. In addition, the TriFan can utilize existing airport runways or helipads, as well as non-traditional landing areas, due to its cross-over take-off-and landing capabilities. We believe this dual take-off and landing capability will drive uptake and rapid market penetration.

XTI has obtained over 700 conditional pre-orders and expressions of interest under a combination of aircraft purchase agreements, non-binding reservation deposit agreements, options and letters of intent for its aircraft. Collectively, these pre-orders represent potential gross revenues of more than $7.0 billion, based on the current list price of $10 million per aircraft assuming the company is able to execute on the development program for the TriFan, secure FAA certification, and deliver these aircraft. We believe this demonstrates the pent-up demand in the market for a crossover aircraft that has the potential to revolutionize its segment of the aircraft industry.

We discussed XTI in great detail during our presentation hosted on August 14th and I’d encourage investors to view the presentation again for detailed information. But overall, we believe that this merger can maximize value for our shareholders over time. We expect this transaction to close during the current quarter, assuming that we are able to satisfy the requisite conditions before year-end, including approval by our stockholders and Nasdaq listing approval. I’m pleased to share that the S-4 filed in connection with the XTI transaction was declared effective by the SEC yesterday, and the related shareholder meeting has been scheduled for December 8th, 2023.

[…]

QUESTIONS AND ANSWERS

Alexandra Schilt

[…]

Q – Alexandra Schilt

Why is Inpixon pursuing these transactions?

A – Nadir Ali – Chief Executive Officer and Director, Inpixon

As I mentioned during the call and previously, we don’t believe Inpixon is being properly reflected in the stock price or market cap. We have expressed our goal of pursuing strategic transactions that we believe will maximize value for shareholders. In furtherance of this objective, earlier this year we completed the spinoff of our enterprise apps business with KINS and we believe that these two additional transactions with XTI and Damon are meaningful for the Company by allowing us to enter new markets with upside potential for two separate public companies.

Q – Alexandra Schilt

Will my Inpixon shares be automatically converted into shares in the new company?

A – Nadir Ali – Chief Executive Officer and Director, Inpixon

To clarify we are talking about two separate transactions. Inpixon shareholders at the time of the closing of the XTI transaction will essentially become shareholders of XTI Aerospace as a result of that merger transaction, our ticker will change to XTIA, our name will change to XTI Aerospace XTI management will become management of XTI Aerospace, and a majority of our board of directors will be designees of XTI. Separately, for the Grafiti spinoff transaction, our shareholders as of a record date to be determined will participate in the spinoff distribution. These shareholders will be able to retain their Inpixon shares and also receive shares of Grafiti Holding. The proposed business combination of Grafiti and Damon is anticipated to close following the spinoff, subject to the satisfaction certain closing conditions.

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Important Information About the Proposed XTI Transaction and Where to Find It

This communication relates to the previously announced proposed transaction between XTI Aircraft, Inc. (“XTI”) and Inpixon pursuant to the agreement and plan of merger, dated as of July 24, 2023, by and among Inpixon, Superfly Merger Sub Inc. and XTI (the “Proposed XTI Transaction”). Inpixon filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission on August 14, 2023, as amended by Amendment No. 1 on October 6, 2023 and Amendment No. 2 on November 7, 2023, which included a preliminary prospectus and proxy statement of Inpixon in connection with the Proposed XTI Transaction, referred to as a proxy statement/prospectus. The registration statement on Form S-4 became effective as of November 13, 2023. A proxy statement/prospectus will be delivered to all Inpixon stockholders as of the applicable record date established for voting on the transaction and to the stockholders of XTI. Inpixon also will file other documents regarding the Proposed XTI Transaction with the SEC.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED XTI TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INPIXON, XTI AND THE PROPOSED XTI TRANSACTION.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inpixon through the website maintained by the SEC at www.sec.gov.

The documents filed by Inpixon with the SEC also may be obtained free of charge at Inpixon’s website at www.inpixon.com or upon written request to: Inpixon, 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements about the Proposed XTI Transaction

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this Current Report, including statements regarding the benefits of the Proposed XTI Transaction and the anticipated timing of the completion of the Proposed XTI Transaction, are forward-looking statements.

Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Inpixon and its management, and XTI and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to:

●	the risk that the Proposed XTI Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Inpixon’s securities;

●	the failure to satisfy the conditions to the consummation of the Proposed XTI Transaction, including the adoption of the merger agreement by the shareholders of Inpixon;

●	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

●	the adjustments permitted under the merger agreement to the exchange ratio that could result in XTI shareholders or Inpixon shareholders owning less of the post-combination company than expected;

●	the effect of the announcement or pendency of the Proposed XTI Transaction on Inpixon’s and XTI’s business relationships, performance, and business generally;

●	the risks that the Proposed XTI Transaction disrupts current plans of Inpixon and XTI and potential difficulties in Inpixon’s and XTI’s employee retention as a result of the Proposed XTI Transaction;

●	the outcome of any legal proceedings instituted against XTI or against Inpixon related to the merger agreement or the Proposed XTI Transaction;

●	failure to realize the anticipated benefits of the Proposed XTI Transaction;

●	the inability to meet and maintain the listing of Inpixon’s securities (or the securities of the post-combination company) on Nasdaq;

●	the risk that the price of Inpixon’s securities (or the securities of the post-combination company) may be volatile due to a variety of factors, including changes in the highly competitive industries in which Inpixon and XTI operate,

●	the inability to implement business plans, forecasts, and other expectations after the completion of the Proposed XTI Transaction, and identify and realize additional opportunities;

●	variations in performance across competitors, changes in laws, regulations, technologies that may impose additional costs and compliance burdens on Inpixon and XTI’s operations, global supply chain disruptions and shortages,

●	national security tensions, and macro-economic and social environments affecting Inpixon and XTI’s business and changes in the combined capital structure;

●	the risk that XTI has a limited operating history, has not yet manufactured any non-prototype aircraft or delivered any aircraft to a customer, and XTI and its current and future collaborators may be unable to successfully develop and market XTI’s aircraft or solutions, or may experience significant delays in doing so;

●	the risk that XTI is subject to the uncertainties associated with the regulatory approvals of its aircraft including the certification by the Federal Aviation Administration, which is a lengthy and costly process;

●	the risk that the post-combination company may never achieve or sustain profitability;

●	the risk that XTI, Inpixon and the post-combination company may be unable to raise additional capital on acceptable terms to finance its operations and remain a going concern;

●	the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;

●	the risk that XTI’s conditional pre-orders (which include conditional aircraft purchase agreements, non-binding reservations, and options) are canceled, modified, delayed or not placed and that XTI must return the refundable deposits;

●	the risks relating to long development and sales cycles, XTI’s ability to satisfy the conditions and deliver on the orders and reservations, its ability to maintain quality control of its aircraft, and XTI’s dependence on third parties for supplying components and potentially manufacturing the aircraft;

●	the risk that other aircraft manufacturers develop competitive VTOL aircraft or other competitive aircraft that adversely affect XTI’s market position;

●	the risk that XTI’s future patent applications may not be approved or may take longer than expected, and XTI may incur substantial costs in enforcing and protecting its intellectual property;

●	the risk that XTI’s estimates of market demand may be inaccurate;

●	the risk that XTI’s ability to sell its aircraft may be limited by circumstances beyond its control, such as a shortage of pilots and mechanics who meet the training standards, high maintenance frequencies and costs for the sold aircraft, and any accidents or incidents involving VTOL aircraft that may harm customer confidence; and

●	other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Inpixon’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on April 17, 2023 (the “2022 Form 10-K”), the Quarterly Report on Form 10-Q for the quarterly period filed thereafter, and the Current Report on Form 8-K filed on July 25, 2023, and in the section entitled “Risk Factors” in XTI’s periodic reports filed pursuant to Regulation A of the Securities Act including XTI’s Annual Report on Form 1-K for the year ended December 31, 2022, which was filed with the SEC on July 13, 2023 (the “2022 Form 1-K”), as such factors may be updated from time to time in Inpixon’s and XTI’s filings with the SEC, the registration statement on Form S-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Inpixon nor XTI gives any assurance that either Inpixon or XTI or the post-combination company will achieve its expected results. Neither Inpixon nor XTI undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation of Proxies

XTI and Inpixon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Inpixon’s stockholders with the Proposed XTI Transaction and other matters set forth in the registration statement on Form S-4. Information about Inpixon’s and XTI’s directors and executive officers is set forth in the registration statement, which includes a proxy statement and prospectus of Inpixon, which was declared effective by the SEC on November 13, 2023; Inpixon’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on April 17, 2023; and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the Proposed XTI Transaction may be obtained by reading the registration statement, including the proxy statement/prospectus, and other relevant documents regarding the Proposed XTI Transaction (if and when available). You may obtain free copies of these documents as described above under “Important Information About the Proposed XTI Transaction and Where to Find It.”

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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